July 30, 2012

Elliot J. Gluck, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

Re: Aberdeen Asia-Pacific Income Fund, Inc.
       File Nos. 333-182564 and 811-4611

Dear Mr. Gluck:

We have reviewed the registration statement on Form N-2 for Aberdeen Asia-Pacific Income Fund, Inc. (the "Fund") filed with the Commission on July 6, 2012, in connection with the proposed offering of additional shares of its common stock on an immediate, delayed or continuous basis in reliance upon Rule 415 under the Securities Act of 1933. Based on our review of the registration statement, we have the following comments. For convenience, we generally organized our comments using headings, page numbers, and defined terms from the registration statement.

Prospectus

Prospectus Summary -- **Investment Policies, pages 4-5**

1. Disclosure in the section <u>Fundamental Investment Policies</u> on pages 5-6 provides separate definitions of Asian, Australian and New Zealand debt securities. Please explain to us how criteria (1), (2) and (4) of each definition determine that a company's assets are exposed to the economic fortunes and risks of the respective geographic region or country. **See** Investment Company Act Release No. 24828, text at note 26 (Jan. 17, 2001).

2. Disclosure in this section indicates that derivatives will be included in the Fund's 80% basket of securities for purposes of the Fund's compliance with Rule 35d-1 under the Investment Company Act of 1940. Please disclose how these derivatives will be valued for this purpose.

Page 7

3. Disclosure in the second full paragraph of this page states the Fund may invest in a broad array of "derivatives". Please disclose the asset coverage the Fund will use when it engages in derivatives, especially swap transactions. Also, please disclose how these derivatives will be valued for this purpose.

Prospectus Summary -- Investment Manager, Investment Adviser and Sub-Adviser, pages 19-20

4. Disclosure in the third paragraph states that the Fund pays its Investment Manager a fee based upon a percentage of the Fund's "average weekly Managed Assets". Please inform us whether the Fund's derivative investments are included in the calculation of "average weekly Managed Assets" and, if so, how those derivatives will be valued for that purpose. Also, in your response letter to us, provide an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of determining "average weekly Managed Assets".

Prospectus – Dividends and Distributions, page 21

5. Disclosure in this section states the Fund's current policy is to pay distributions from net investment income supplemented by, among other factors, return of capital distributions. Please modify disclosure in this section to clarify that return of capital represents a return of the investor's original investment in the Fund, and describe the immediate and long term tax implications for shareholders associated with payments of a return of capital.

Investment Restrictions, page 37

6. Disclosure in Investment Restriction (7) states that the Fund may invest more than 25% of its assets in securities issued or guaranteed by a single foreign government, including a foreign governmental entity or instrumentality. It is the staff's position that a fund may not reserve the freedom of action to concentrate or not to concentrate in a single foreign government's securities without clearly indicating when and under what specific conditions any changes between concentration and non-concentration will be made. The Fund's current Investment Restriction does not meet those specific conditions. Accordingly, please revise Investment Restriction (7) to state clearly whether the Fund will or will not concentrate its investments in a single foreign government's securities.

Risks and Special Considerations, pages 51-52

7. Certain specific risks discussed in this section are not summarized in the "Prospectus Summary—Risks" section on pages 9-19 of the prospectus. Accordingly, please provide summary risk disclosure in the summary section for "Conflicts of Interest Risk," "Distribution Rate," "Tax Risk" and "Tax Considerations."

Certain Provisions of the Maryland General Corporation Law and the Charter and Bylaws, page 59

8. This section describes provisions of the Fund's Articles of Incorporation and By-laws that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund, to cause it to engage in certain transactions, or to modify its structure. Please add disclosure in this section regarding the rationale for adopting these provisions, and the positive and negative effects of these provisions. **See** Guide 3 to Form N-2.

9. The staff has taken the position that a closed-end investment company organized as a Maryland corporation that elects to opt-in to the Maryland Control Share Acquisition Act acts in a manner inconsistent with Section 18(i) of the Investment Company Act of 1940. **See** Boulder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov. 15, 2010)) (http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn111510.htm). Since the Fund is organized as a Maryland corporation, please provide an affirmative statement that the Fund has not opted-in to the Maryland Control Share Acquisition Act.

Plan of Distribution, page 61

10. Disclosure in this section states that the Fund may distribute its Shares from time to time in one or more transactions through the use of a Prospectus Supplement. Please confirm to us that, concurrent with the filing of each Prospectus Supplement, a legality opinion will be filed with a post-effective amendment with respect to each such future offering of the Common Shares. **See** Staff Legal Bulletin 19 (Oct. 11, 2011), text at note 26.

General Comments

11. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

12. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

13. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

14. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

15. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

16. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please direct any questions you may have regarding the filing or this letter to me at 202.551.6956.

Sincerely,

Brion R. Thompson
Senior Counsel